Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
Below are remarks by Anthony J. Alexander, President and CEO of FirstEnergy Corp., made at the FirstEnergy Special Meeting of Shareholders held on September 14, 2010.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this news release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
Special Shareholders Meeting
September 14, 2010
Remarks by Anthony J. Alexander
President and CEO, FirstEnergy
Thank you for joining us today for this special meeting.
This is an exciting time for your company. We are here to approve our merger with Allegheny Energy — a merger that will grow our customer base, service area, and utility assets... enhance and strengthen our generating fleet... and create significant benefits for our shareholders, customers and employees.

Allegheny is a natural fit for our company. We share a regional footprint, as well as common cultures and a similar business model.
And, through this merger, we expect to strengthen our balance sheet, increase our earnings, and create new opportunities for future growth.

The merger will also create a better mix of regulated and unregulated assets, and a broader market for our retail sales.

On the regulated side of our business, the combined company will serve 6 million customers — a 35-percent increase in our regulated customer base — making FirstEnergy the largest electric utility in the United States.

And, we’ll operate a generating fleet with more than 24,000 megawatts of capacity — a 70 percent increase, making us one of the largest generating companies in the country.
Nearly 90 percent of our generation will operate in the competitive marketplace, and about 80 percent of our total fleet will be low- or non-emitting generating plants.
But this merger is not just about increasing the size and scale of our operations.

We also expect enhanced operating performance, more cost-effective procurement options, and other cost savings and revenue opportunities that will improve our overall performance.
As a result, we expect this transaction to be accretive to earnings in the first full year after closing... and to better position our company for long-term success.
A good example is in our generation business.

The combined fleet will be one of the nation’s largest and most diversified — with a mix of resources that includes nuclear, coal, natural gas, wind and pumped storage.
It will be anchored by efficient nuclear and supercritical coal units, placing us in a strong position to meet future environmental requirements.
In fact, we expect more than two-thirds of our generation output will come from these larger, more efficient plants.

The merger also positions us to take advantage of growth in our transmission business, with two major projects underway.
As you can tell, I’m enthusiastic about this merger. It will create a more productive and environmentally sound generating fleet, more efficient and responsive service to our regulated customers, and more opportunities to grow our business.
I’m especially proud of our employees, who have helped make this merger possible and are dedicated to its success.

Teams of employees from both companies are now working to develop the plans that will help us deliver greater value in the years ahead.
While much work needs to be done — including regulatory approvals — we continue to make steady progress and expect to complete the merger during the first half of 2011.
As we move forward with the combination of our companies, our goals remain the same — safety, operational excellence, financial discipline, a secure dividend, and executing our retail sales strategy.

Our focus on these fundamentals brought us to this historic point, and will help ensure the continued success of FirstEnergy.
We look forward to creating a stronger company and offering greater value to shareholders in the future. Thank you for your continued support.
Now, if there are any questions, please raise your hand so that I can recognize you, and we’ll bring you a microphone. We will also have members of our management team available to answer questions following the meeting.

(Following Q&A) Thank you again for your continued support. Now I’ll turn the meeting back to George, who will provide the preliminary voting results.